Exhibit 99.1

InflaRx Full Year 2018 Financial & Operating Results

•	$62.9 million (€53.0 million) raised in a follow-on offering to advance clinical programs for IFX-1
•	Start of three Phase II trials for IFX-1 in two serious inflammatory diseases
•	Expansion of our operations along a number of fronts
•	Cash and cash equivalents and current financial assets of €156.6 million as of December 31, 2018

Jena, Germany, 28 March 2019 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial results for the year ended December 31, 2018.

“2018 was marked by significant progress for InflaRx in both our business and clinical operations,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “Importantly, we completed enrollment of our Phase IIb trial with IFX-1 in Hidradenitis Suppurativa, from which we will report top-line results in the second quarter of 2019, and also initiated a Phase II trial in ANCA-associated vasculitis. We are continuing to execute our clinical development plans in 2019 as well, as evidenced by the recent initiation of our Phase IIa study in Pyoderma Gangraenosum.”

Prof. Riedemann continued, “In addition to our pipeline progress, the Company experienced significant corporate growth in the past year by recruiting highly qualified directors to our board, opening our new R&D facility in the U.S. to support future innovation, and recruiting experienced executives to help us take InflaRx forward through 2019 and beyond. I am quite pleased with our team’s ability to execute on our core milestones of the past year and look forward to reporting on this continued progress in the months to come.”

Corporate and drug development highlights – 2018 through early 2019

Corporate

•
Closed a primary and secondary offering in May 2018 for total gross proceeds of $117.3 million ($62.9 million to InflaRx and $54.4 million to selling shareholders), including the full exercise of the underwriters’ option to purchase additional shares.

•
Appointed highly experienced executives to the Board of Directors: Tony Gibney, CBO of Achillion Pharmaceuticals, Inc. and Jens Holstein, CFO of MorphoSys AG. Richard Brudnick, CBO of Codiak BioSciences, appointed as Non-Executive Director, subject to shareholder approval at our annual general meeting (currently serving as a Non-Voting Observer).

•	Expanded U.S. operations with opening of two U.S. sites – R&D facility in Ann Arbor, Michigan and corporate offices in New York City.

•
Hired senior executives for key positions – Jason Marks (formerly of Bausch Health) as Chief Legal Officer/General Counsel and Jordan Silverstein (formerly of Advanced Accelerator Applications) as Head of Corporate Strategy/Development.

•	Expanding research and development activities supported by growth in number of employees to 38 as of December 31, 2018 (2017: 21).

Lead product candidate, IFX-1, first-in-class anti-human complement factor C5a antibody

Hidradenitis Suppurativa (HS)

•
First patient enrolled in March 2018 in Phase IIb SHINE trial in moderate or severe HS and enrollment completed in November 2018. The randomized, double-blind, placebo-controlled, multicenter study is being conducted at 38 sites in North America and Europe. Topline results are expected in the second quarter of 2019.

•
New long-term retrospective data from completed Phase IIa trial presented in February 2019 at the 8th Conference of the European Hidradenitis Suppurativa Foundation. The data showed sustained remissions and median time to first flare of almost seven months, after only eight weeks of treatment.

ANCA-associated vasculitis (AAV).

•
Received FDA clearance of an IND application for U.S. Phase II study in patients with AAV in June 2018 and dosed the first patient in October 2018. The randomized, double-blind, placebo-controlled Phase II study is planned to enroll approximately 36 patients at approximately 20 sites in the U.S.

•
Investigational Medicinal Product Dossier (IMPD) approved in December 2018 by European regulatory authorities, to initiate a Phase II study in Europe in patients with AAV. The randomized, double-blind, placebo-controlled study is planned to enroll approximately 80 patients at about 60 sites in Europe.

2018 financial highlights

Cash and cash equivalents plus securities and other investments. As of December 31, 2018, InflaRx had cash and cash equivalents and securities and other investments of €156.6 million, compared to €123.3 million at the end of 2017. This increase in funds of approximately €33.3 million was primarily attributable to the completion of InflaRx’s follow-on offering of common shares in May 2018. Cash and cash equivalents totaled €55.4 million as of December 31, 2018 (December 31, 2017: €123.3 million). Additionally, current financial assets totaled €101.2 million compared to €0 as of December 31, 2017.

Net cash used in operating activities increased to €23.7 million in 2018, from €12.2 million in 2017, mainly due to higher cash expenses for research and development, such as third-party expenses for manufacturing and clinical trials attributable to InflaRx’ lead program IFX-1 and personnel expenses.

Research and development expenses increased by €10.6 million to €25.0 million in 2018, compared to €14.4 million in 2017. This increase is primarily attributable to a €7.1 million increase in CRO and CMO expenses for IFX-1 in connection with preparation to commence the clinical trial Phase IIb in patients with HS and the Phase II clinical program in patients with AAV, as well as with the ongoing manufacturing activities for clinical trial material for these clinical trials with IFRX-1 and to a €3.4 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash share-based compensation.

General and administrative expenses amounted to €12.8 million in 2018, an increase of €7.7 million from €5.1 million in 2017. This was primarily attributable to a €6.2 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash share-based compensation. Legal, consulting and audit fees and other expenses increased by €0.5 million, which is mainly attributable to expenses incurred in connection with the follow on offering of common shares in May 2018.

Net financial result was €7.7 million, up by €12.5 million compared to a net financial loss of €4.8 million in 2017, mainly due to net foreign exchange gains. Large portions of InflaRx’ funds are held in U.S. dollars and the dollar improved compared to the euro during 2018.

Loss for the period 2018 was €29.8 million or €1.2 per common share (basic and diluted), compared to €24.2 million or €2.6 per common share (basic and diluted) for 2017.

Additional information regarding these results is included in the notes to the consolidated financial statements as of and for the year ended December 31, 2018 and “ITEM 18. Financial statements”, which will be included in InflaRx’ Annual Report on Form 20-F as filed with the SEC.

InflaRx N.V. and subsidiary

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2018 and 2017

	2017	2018
	(in thousands of €, except for per share data)
Operating Expenses
Research and development expenses	(14,415)	(25,028)
General and administrative expenses	(5,138)	(12,787)
Total Operating Expenses	(19,553)	(37,815)
Other income	116	304
Other expenses	(8)	(5)
Operating Result	(19,445)	(37,516)
Finance income	130	10,433
Finance expenses	(4,923)	(2,731)
Net financial Result	(4,793)	7,702
Loss for the period	(24,238)	(29,815)

Share information
Weighted average number of shares outstanding	9,411	25,095
Loss per share in euro (basic/diluted)	€(2.60)	€(1.19)

Loss for the period	(24,238)	(29,815)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	0	51
Total comprehensive loss	(24,238)	(29,764)

InflaRx N.V. and subsidiary

Consolidated Statements of Financial Position as of December 31, 2018 and 2017

	2017	2018
	(in thousands of €)
ASSETS
Non-current assets
Property, plant and equipment	173	625
Intangible assets	41	223
Non-current financial assets	20	207
Total non-current assets	234	1,055
Current assets
Current other assets	696	1,589
Current financial assets	0	101,184
Cash and cash equivalents	123,282	55,386
Total current assets	123,979	158,159
TOTAL ASSETS	124,213	159,214

EQUITY AND LIABILITIES
Equity
Issued capital	2,858	3,116
Share premium	161,639	211,022
Other capital reserves	6,225	18,310
Accumulated deficit	(51,293)	(81,107)
Other components of equity	0	50
Total equity	119,429	151,391
Non-current liabilities
Provisions	2	57
Government grants	15	11
Total non-current liabilities	17	68
Current liabilities
Employee Benefits	295	788
Social securities and other current tax liabilities	2	310
Trade and other payables	4,469	6,657
Total current liabilities	4,766	7,756
Total Liabilities	4,783	7,824
TOTAL EQUITY AND LIABILITIES	124,213	159,214

InflaRx N.V. and subsidiary

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2018 and 2017

	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity
	(in thousands of €, except for share data)
Balance January 1, 2017	31	0	1,325	(27,055)	9	(25,690)
Loss for the period	—	—	—	(24,238)	—	(24,238)
Exchange differences on translation of foreign operations	—	—	—	—	0	2
Total comprehensive loss	—	—	—	(24,238)	0	(24,238)
Transactions with owners of InflaRx
Contributions
Issue of common shares	848	90,055	—	—	—	90,903
Transaction costs	—	(9,115)	—	—	—	(9,115)
Equity-settled share-based payment	—	—	4,550	—	—	4,550
Total Contributions	848	80,940	4,550	—	—	86,338
Changes in ownership interests
Reorganization	1,978	80,698	350	—	—	83,026
Liquidation of a Subsidiary	—	—	—	—	(9)	(9)
Total changes in ownership interests	1,978	80,698	350	—	(9)	83,017
Total transactions with owners of InflaRx	2,826	161,638	4,900	—	(9)	169,355
Balance at December 31, 2017	2,857	161,639	6,225	(51,293)	0	119,429
Loss for the period	—	—	—	(29,815)	—	(29,815)
Exchange differences on translation of foreign operations	—	—	—	—	51	51
Total comprehensive loss	—	—	—	(29,815)	51	(29,764)
Transactions with owners of InflaRx
Contributions
Issue of common shares	222	52,769	—	—	—	52,991
Transaction costs	—	(3,801)	—	—	—	(3,801)
Equity-settled share-based payment	—	—	12,085	—	—	12,085
Share options exercised	36	416	—	—	—	452
Total Contributions	258	49,384	12,085	—	—	61,727
Total transactions with owners of InflaRx	258	49,384	12,085	—	—	61,727
Balance at December 31, 2018	3,116	211,022	18,310	(81,107)	50	151,391

InflaRx N.V. and subsidiary

Consolidated Statements of Cash Flows for the Years ended December 31, 2018 and 2017

	2017	2018
	(in thousands of €)
Operating activities
Loss for the period	(24,238)	(29,815)
Adjustments for:
Depreciation & Amortization	71	174
Net financial result	4,793	(7,702)
Share based payment expense	4,550	12,085
Effects of exchange rate changes on financial assets	(61)	(2,387)
other non-cash adjustments	24	(83)
Changes in:
Current other assets	(523)	(894)
Current financial assets	154	(316)
Provisions		55
Government grants	(4)	(4)
Employee benefits	129	493
Social securities and other current tax liabilities	(30)	310
Trade and other payables	2,917	2,188
Interest received	66	504
Interest paid	0	0
Net cash flows from operating activities	(12,152)	(23,712)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment	(149)	(806)
Cash outflow for the investment in non-current other financial assets	(19)	(210)
Proceeds from the disposal of non-current other financial assets	0	22
Proceeds from the disposal of current financial assets	0	7,990
Purchase of current & non-current financial assets	0	(106,445)
Net cash flows used in investing activities	(167)	(99,451)
Financing activities
Proceeds from issuance of share capital	90,904	53,443
Transaction cost from issuance of share capital	(9,115)	(3,801)
Proceeds from issuance of preferred shares	27,012	—
Net cash flows from financing activities	108,801	49,642
Effect of exchange rate changes	(2,317)	5,626
Change in cash and cash equivalents	94,165	(67,896)
Cash and cash equivalents at beginning of period	29,117	123,282
Cash and cash equivalents at end of period	123,282	55,386

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development and has, to date, successfully completed three clinical Phase II studies. More than 150 people have been treated with IFX-1 in these completed clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various inflammatory indications, including Hidradenitis Suppurativa and ANCA-associated vasculitis.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI and New York, NY, USA.  For further information please visit www.inflarx.com.

Contacts:

Investor Relations
InflaRx N.V.
Jordan Silverstein
Head of Corporate Development and Strategy
Jordan.silverstein[at]inflarx.de
+1 917-837-1709

Media Relations
MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
inflarx[at]mc-services.eu
+49 89-210 2280

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.